October 31, 2012

BY CONFIDENTIAL EDGAR SUBMISSION

Draft Registration Statement

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Draft Registration Submission on Form S-11 for Aviv REIT, Inc.

Ladies and Gentlemen:

On behalf of Aviv REIT, Inc., a Maryland corporation (the “Company”), transmitted herewith is the Company’s draft Registration Statement on Form S-11, including exhibits thereto (the “Draft Registration Statement”), with respect to the registration of shares of common stock, par value $0.01 per share, of the Company under the Securities Act of 1933, as amended (the “Securities Act”). The Draft Registration Statement is being submitted through the confidential submission process contemplated by the Jumpstart Our Business Startups Act. The Company qualifies as an “emerging growth company” within the meaning of Section 6(e) of the Securities Act.

If you wish to discuss the Draft Registration Statement being submitted herewith at any time, or if there is anything we can do to facilitate the Staff’s processing of this filing, please feel free to contact me at (312) 853-4348.

Very truly yours,

/s/ Robert L. Verigan

Robert L. Verigan

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships.